Exhibit 99.8

Archer Limited : Share capital increase

30|12|2011
Hamilton, Bermuda (December 30, 2011)

Archer Limited has issued 228,620 new shares, pursuant to the previously announced Settlement with Dissenting Allis-Chalmers Stockholders on November 9.

The authorized share capital of Archer Limited is USD 1,200,000,000 divided into 600,000,000 common shares of par value USD 2.00 each. Fully paid and outstanding share capital of Archer Limited following the share capital increase is USD 732,795,244 divided into 366,397,622 fully paid common shares of par value of USD 2.00 each.

This information is subject of the disclosure requirements acc. To §5-12 vphl (Norwegian Securities Trading Act)